EXHIBIT  11

                 STATEMENT RE. COMPUTATION OF PER SHARE EARNINGS


The following calculation of per share earnings is based on the average number of shares outstanding for the nine months ended September 30, 2004.

Average  number  of  shares  outstanding for the nine months ended September 30,
2004:                                                       490,000  shares  (i)

Loss  for  the  nine  months  ended  September  30,  2004:  $  18,111

Net  loss  per  common  share:                              $  (0.04)
                                                               ======



(i) This has been calculated based on 350,000 shares being outstanding for the entire year; 1,000,000 shares being outstanding for 68 days and 100,000 shares being outstanding for 30 day. This calculation does not include the 100,000 stock options granted to Terry Heard.

No shares have been issued between September 30, 2004 and the date of this Form SB-2.